Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2017	2016
Income (loss) from continuing operations before taxes	$1,008	$650
Sub-total of fixed charges	146	143
Sub-total of adjusted income (loss)	1,154	793
Interest on annuities and financial products	1,292	1,273
Adjusted income (loss) base	$2,446	$2,066
Fixed Charges
Interest and debt expense	$127	$136
Interest expense (income) related to uncertain tax positions	12	-
Portion of rent expense representing interest	7	7
Sub-total of fixed charges excluding interest on
annuities and financial products	146	143
Interest on annuities and financial products	1,292	1,273
Total fixed charges	$1,438	$1,416

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.90	5.55
Ratio of adjusted income (loss) base to total fixed
charges	1.70	1.46